EXHIBIT 12.1

Goodman Global Holdings, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
Earnings:
Pre-tax income (loss) from continuing operations	74,888	53,775	67,692	89,111	42,644	59,969	(6,605)
Fixed charges	62,205	74,592	48,144	28,186	15,058	6,917	38,619
Capitalized interest	—	—	—	—	—	—	(270)

Total adjustments	62,205	74,592	48,144	28,186	15,058	6,917	38,349

Earnings available for fixed charges	137,093	128,367	115,836	117,297	57,702	66,886	31,744

Fixed charges:
Interest expense (including debt issuance costs amortized to interest expense)	60,649	72,835	46,168	26,081	12,478	5,699	36,724
Capitalized interest	—	—	—	—	—	—	270
Interest component of rent expense	1,556	1,757	1,976	2,105	2,580	1,218	1,625

Total fixed charges	62,205	74,592	48,144	28,186	15,058	6,917	38,619

Ratio of earnings to fixed charges	2.2	1.7	2.4	4.2	3.8	9.7	0.8